03001363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51945

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/03/01 (MM/DD/YY) AND ENDING 11/29/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OptEx Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED JAN 28 2003 WASH, D.C. 165

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 1400
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Dinnell 212-357-5723
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1177Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

January 28, 2003

State of Illinois
ss:
County of

I, the undersigned, Chief Financial Officer of Optex Services LLC, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Optex Services LLC as of November 29, 2002, are true and correct. I further affirm that no officer or director of Optex Services LLC or The Goldman Sachs Group, Inc. has any proprietary interest in any account classified as that of a customer.

Bruce Nieman
Chief Financial Officer

Subscribed and sworn before me;

This 24th day of January, 2003

OFFIC
GEORGIA W
NOTARY PUBLIC, STATE
MY COMMISSION EXPIRES 6-4-2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Member of OptEx Services LLC:

In planning and performing our audit of the financial statements and supplemental schedule of OptEx Services LLC (the "Company") for the year ended November 29, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
4. Determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 29, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 27, 2003

OPTEX SERVICES LLC

(formerly Best-Ex Services LLC)

Statement
of
Financial Condition
as of November 29, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
OptEx Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of OptEx Services LLC (the "Company") at November 29, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2003

OPTEX SERVICES LLC

Statement of Financial Condition
November 29, 2002

ASSETS

Cash	$ 25,380
Receivable from brokers, dealers and clearing organizations	17,113,186
Other assets	5,602
	$ 17,144,168

LIABILITIES AND MEMBER'S EQUITY

Payables to brokers, dealers and clearing organizations	$ 8,611,867
Other liabilities and accrued expenses	182,906
	8,794,773
Member's equity	8,349,395
	$ 17,144,168

The accompanying notes are an integral part of this financial statement.

OPTEX SERVICES LLC

Notes to the Statement of Financial Condition

Note 1. Description of Business

OptEx Services LLC (the "Company") is a Delaware limited liability company and a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company provides routing and execution services, execution quality reporting, and customer service support in US listed options to US broker dealers and is a member of all five US listed options exchanges; the American Stock Exchange, Chicago Board Options Exchange, the International Securities Exchange, the Pacific Exchange and the Philadelphia Stock Exchange.

On May 14, 2002, the Company's former sole member, Hull Equity Management, L.L.C. assigned and transferred 100% of its membership interest to The Hull Group, L.L.C. (the "Member"). The Member is a wholly owned subsidiary of The Goldman Sachs Group, Inc. Effective December 19, 2001, the Company changed its name from Best-Ex Services LLC.

Note 2. Significant Accounting Policies

Basis of Presentation

The financial statement includes the accounts of the Company and the results of transactions with affiliated entities.

The financial statement has been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. These estimates and assumptions are based on judgment and available information and consequently, actual results could be materially different from these estimates.

Financial Instruments

The statement of financial condition reflects purchases and sales of investments on a trade-date basis. Financial instruments owned are included in other assets in the statement of financial condition.

Income Taxes

The Company is treated as a partnership for tax purposes. The tax effects of the Company's activities accrue directly to the Member.

OPTEX SERVICES LLC

Notes to the Statement of Financial Condition (Continued)

Note 3. Related Party Transactions

The Company utilizes an affiliate as its clearing broker for all trading activities.

During the year, the Company entered into an agreement (the "order routing agreement") with a certain third-party broker-dealer. Based upon the terms of the order routing agreement the Company is required to pay to the third-party broker-dealer certain amounts for the first year. Additionally, the Company entered into a service agreement (the "service agreement") with SLK-Hull Derivatives LLC ("SHD"), an affiliate. The service agreement requires SHD to fully reimburse the Company for the amounts required to be paid to the third-party broker-dealer pursuant to the order routing agreement. The Company has been fully reimbursed for all obligations as of November 29, 2002.

Note 4. Concentrations of Credit Risk

At November 29, 2002, $14,703,471 was receivable from an affiliated clearing broker and is presented in receivable from brokers, dealers and clearing organizations in the statement of financial condition.

Note 5. Net Capital Requirement

The Company is a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements. The Company has elected to compute net capital using the alternative method, as permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital of $250,000. At November 29, 2002, the Company had net capital of $6,622,759 which was $6,372,759 in excess of its minimum net capital requirement.

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The Company has entered into a clearing agreement to clear all of its securities transactions through an affiliated clearing broker-dealer. This agreement is consistent with the terms of the SEC No-Action Letter Dated November 3, 1998 relating to the capital treatment of assets in the proprietary accounts of an introducing broker ("PAIB"). Accordingly, the Company is permitted to include PAIB assets as allowable assets in its capital computations.